Pricing Sheet dated July 8, 2008 relating to Preliminary Pricing Supplement No. 253 dated July 8, 2008 Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-140456

Eksportfinans ASA
Auto-Callable Securities due January 20, 2011

Based on the Value of the Financial Select Sector Spider Fund

FINAL TERMS JULY 8, 2008

Issuer:	Eksportfinans ASA

The Fund:	Financial Select Sector Spider Fund

Aggregate principal amount:	$3,908,000

Stated principal amount:	$1,000 per security

Issue price:	$1,000 per security

Trade date:	July 8, 2008

Original issue date:	July 15, 2008 (5 business days after the trade date)

Maturity date:	January 20, 2011

Determination dates:	#1: July 16, 2009	#4: April 15, 2010	Final: January 14, 2011
	#2: October 15, 2009	#5: July 15, 2010
	#3: January 15, 2010	#6: October 15, 2010

Early redemption payment:	If, on any of the first six determination dates, the underlying fund closing value is greater than the initial fund value, the securities will be automatically redeemed on the third business day following the related determination date for the respective cash payment as follows:

Determination Date	Early Redemption Payment
1	$1,140.00
2	$1,175.00
3	$1,210.00
4	$1,245.00
5	$1,280.00
6	$1,315.00

Payment at maturity (per security):	If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows: If the underlying fund closing value on the final determination date is:
■ Greater than the initial fund value: $1,350
■ Less than or equal to the initial fund value but the fund value has not decreased to or below the trigger value at any time during the observation period $1,000 stated principal amount, or

■    Less than or equal to the initial fund value and the fund value has decreased to or below the trigger value at any time during the observation period:
$1,000 times the fund performance factor
This payment may result in a loss of up you entire investment.

Trigger value:	13.3445, which is 65.00% of the initial fund value

Fund performance factor:	final fund value / initial fund value

Initial Fund value:	20.53, the fund closing value on the trade date

Final fund value:	The fund closing value times the adjustment factor on the final determination date

Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying fund.

Observation period:	The period of regular trading hours on each trading day on which there is no market disruption event, from but excluding the trade date to and including the final determination date.

CUSIP:	282645KF6

Listing:	The securities will not be listed on any securities exchange.

Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

Calculation agent:	MS & Co.

Commissions and Issue Price:	Price to Public	Agent’s Commissions	Proceeds to Company
Per security	$1,000	$22.50	$977.50
Total	$3,908,000	$87,930	$3,820,070

MORGAN STANLEY

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837

Preliminary Pricing Supplement No. 253 dated July 8, 2008:	Prospectus Supplement and Prospectus dated February 5, 2007